OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden
hours per response...... 12.00

17004955

ON

SEC Mail Processing Section
FEB 28 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-81494
8-41494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRF Capital Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6506 S. Lewis Ave., Suite 160
(No. and Street)

Tulsa (City) Oklahoma (State) 74136 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark W, Heinrich 918-744-1333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. Cpa
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr., Ste. 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark W. Heinrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRF Capital Investors, Inc., as of December 31, 2016, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Oklahoma
County of Tulsa
Subscribed and sworn before me this
27th day of February, 2017

Signature

President
Title

Notary Public

AMANDA PARK
Notary Public - State of Oklahoma
Commission Number 12004733
My Commission Expires May 17, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRF Capital Investors, Inc.
December 31, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
GRF Capital Investors, Inc.
6506 South Lewis Avenue
Tulsa, OK 74136-1020

Report on the Financial Statements

I have audited the accompanying statement of financial condition of GRF Capital Investors, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of GRF Capital Investors, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of GRF Capital Investors, Inc. financial statements. Supplemental Information is the responsibility of GRF Capital Investors, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation,

including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

GRF Capital Investors, Inc.
BALANCE SHEET
As of December 31, 2016

ASSETS

CURRENT ASSETS		
Cash In Bank	$	13,392.04
Account Receivables		62,655.31
Prepaid Expenses		353.95
Total Current Assets		76,401.30
PROPERTY AND EQUIPMENT		
Equipment		44,508.20
Less: Accumulated Depreciation		(44,508.20)
Net Property and Equipment		0.00
OTHER ASSETS		
Security Deposit		25,000.00
Other Assets		1,818.45
Total Other Assets		26,818.45
TOTAL: ASSETS	$	103,219.75

The foot notes are an integral part of the financial statements.

GRF Capital Investors, Inc.
BALANCE SHEET
As of December 31, 2016

LIABILITES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITES	
Accounts Payable	$ 3,462.22
Accrued Liabilities	55,141.31
Total Current Liabilities	58,603.53
LONG TERM LIABILITIES	
Total Liabilities	58,603.53
STOCKHOLDER'S EQUITY	
Capital Stock, par value, $.01 per share, 5,000,000 shares authorized, 530,800 shares Issued and outstanding	5,308.00
Paid in excess	408,692.00
Retained Earnings	(369,383.78)
Total Stockholder's Equity	44,616.22
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	**$ 103,219.75**

The foot notes are an integral part of the financial statements.

GRF Capital Investors, Inc.
STATEMENT OF INCOME

12 Months Ended
December 31, 2016

REVENUES	
Commissions Earned	$ 686,028.05
Other Income	14,092.51
Interest Income	97.56
Total Revenues	700,218.12
OPERATING EXPENSES	
Employment compensation and benefits	511,650.43
Floor brokerage, exchange and clearing	33,623.90
Occupancy	25,293.86
Other expenses	46,759.84
Total Operating Income (Loss)	617,328.03
NET INCOME (LOSS)	**$ 82,890.09**

The foot notes are an integral part of the financial statements.

GRF Capital Investors, Inc.
STATEMENT OF RETAINED EARNINGS

12 Months Ended
December 31, 2016

Beginning of Period	$	(387,273.87)
Plus: Net Income		82,890.09
Plus: Prior Period Adjustment		
Less: Dividends Paid		(65,000.00)
RETAINED EARNINGS END OF PERIOD	**$**	**(369,383.78**

The foot notes are an integral part of the financial statements.

GRF Capital Investors, Inc.
STATEMENT OF CASH FLOWS
For the 12 Months Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	82,890.09
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		
Depreciation and Amortization		0.00
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable		(27,043.56)
Prepaid Assets		(19.94)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(1,959.12)
Accrued Liabilities		23,940.23
Total Adjustments		
Net Cash Provided By (Used in) Operating Activities		77,827.64
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used in) Investing Activities		0.00
CASH FLOW FROM FINANCING ACTIVITIES		
Dividends Paid		(65,000.00)
Proceeds From Sale of Stock		
Treasury Stock		
Net Cash Provided By (Used in) Financing Activities		(65,000.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		12,807.70
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		584.34
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	13,392.04

The foot notes are an integral part of the financial statements.

GRF CAPTITAL INVESTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock		Preferred Stock		Paid-In Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amt.	Shares	Amt.	Shares	Amt.	Shares	Amt.	Amt.	Amt.
Balance at 1/1/16	530,800	$5,308				$408,692			$ (387,273.87)	$ 26,726.13
Net Income									82,890.09	82,890.09
Prior Period Adjustments									(65,000.00)	(65,000.00)
Balance at 12/31/16	530,800	$5,308				$408,692			$ (369,383.78)	$ 44,616.22

The footnotes are an integral part of the financial statements.

GRF CAPITAL INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by GRF Capital Investors, Inc., and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flow are summarized below:

Organization

GRF Capital Investors, Inc. (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934.

The Company has adopted a fiscal year ended December 31.

Description of Business

The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of the Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

The Company does not hold customer funds or safe keep customer securities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Accounts Receivable – Recognition of Bad Debt

Accounts Receivable are stated at the historical carrying amount net of write-off's and allowance for doubtful accounts. The Company establishes an estimated allowance for doubtful accounts received based on various factors, including revenue, historical credit loss experience, current trends, and specific customer collections issue that the Company has identified. Uncollectable accounts receivable are written off when a settlement is reached for an amount that is less that the outstanding historical balance or when the Company has determined the balance will not be collected. As of December 31, 2016 the Company determined that all accounts receivable were collectible, therefore, no allowance for doubtful accounts was required.
The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Commission Revenues

The Company records customer securities transactions and the related commissions revenues and expenses on a settlement date basis, which is not materially different than if transactions had been recorded on a trade date basis. Commission revenues are recorded for tax reporting purpose using the trade date.

Commission revenues are recorded by the Company on the settlement date reported by the clearing

Office Equipment and Furniture

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2016 is $0.00 and December 31, 2015 is $0.00 and December 31, 2014 is $178.00. December 31, 2013 and 2012 of $970.00 and $2,672.00 respectively, is reflected in the operating expenses in the accompanying statements of operations.

Depreciation is calculated using the straight-line method. Expenditures for major repairs and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are included in the accompanying statement of operations of the respective period.
broker RBC Capital Markets, with which it does business.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less than three months.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Concentrations

The primary concentration of revenue is from sales of equities, mutual funds, option and corporate bonds.

Estimations

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The components of income tax (benefit) expense, on continuing operations, for the year ended December 31, 2016, 2015, 2014 and 2013, respectively, were as follows:

	2016	2015	2014	2013
Federal	$16,405.09*	$ 4,205.48	$ -0-	$ 14,423.00
State	$ 4,973.40*	$ 1,774.33	$ -0-	$ 4,671.00
Total	$21,378.49	$ 5,799.81	$ -0-	$ 19,094.00

- *Represents estimate for 2016 tax expense. Tax returns have not been filed for the year ended 2016

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE C – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016 the Company had net capital of $42,441.34 which was $37,441.34 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 138.08% to 1.There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIS of the FOCUS report required under Rule 15c3-1.

NOTE D – CONCENTRATION OF CREDIT RISK

During 2016, 95% (95%) percent of commission income was attributable to two registered representatives. Other revenue consists of monthly association fee from another investment advisory representative.

NOTE E – PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures form maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Office Equipment & Furniture	3-7 years	$44,508.00
Less Accumulated Depreciation		(44,508.00)
Total		0.00

Depreciation expense was $0.00 for the year of December 31, 2016.

NOTE F – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount of 6-2/3% of the total aggregate indebtedness, as defined, whichever is greater, and does not therefor calculate its net capital requirement under the alternative reserve requirement method.

NOTE G – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customer fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE H – RENT

The rent expense for the year ended December 31, 2016 was $25,293.86.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2016

See accountant's audit report

GRF Capital Investors, Inc.
Supplemental Schedules Required by Rule 17a-5
As of for the year ended December 31, 2016

Computation of Net Capital

Total Stockholder's Equity:		$44,616.22
Non-allowable assets:		
Fixed Assets		
Accounts Receivable		
Other Assets	2,172.40	$ (2,172.40)
Tentative Net Capital		$42,443.82

Computation of Net Capital

Haircuts	2.48	
Undue Concentrations and Other Charges	0.00	$ (2.48)
Net Capital		$ 42,441.34
Minimum net capital as required as a percentage of aggregate indebtedness		$ 3,906.90
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000.00
Net capital requirement		$ 5,000.00
Excess net capital		$ 37,441.34

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 58,603.53
Percentage of aggregate indebtedness to net capital	138.08%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	$ 42,443.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	$ 42,441.34
Reconciled Difference	$ 1.66

See accountant's audit report

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c-3-3(k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC Capital Markets

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2016	$	0.00
Additions		
Reductions		
Balance of such claims at December 31, 2016	$	0.00

See accountant's audit report

G R F CAPITAL INVESTORS, INC.

6506 South Lewis Avenue
Suite 160
Tulsa, OK 74136-1020

918-744-1333
FAX 918-744-1564
www.grfci.com

February 10, 2017

Edward Richardson, Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3(k) (2) (ii) FYE December 31, 2016

Dear Mr. Richardson:

Please be advised that GRF Capital Investors, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii) for the period of January 1, 2016 through December 31, 2016. GRF Capital Investors, Inc. did not hold customer securities of funds at any time during this period and has not done business on a limited basis (publically registered non-trades REITS and oil & gas partnerships). GRF Capital Investors, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, June 19, 1989.

Mark W. Heinrich, the President of GRF Capital Investors, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Mark W. Heinrich has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected GRF Capital Investors, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (918) 744-1333.

Sincerely,

Mark W. Heinrich
GRF Capital Investors, Inc.
President & CEO

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
GRF Capital Investors, Inc.
6506 South Lewis Avenue
Suite 160
Tulsa, OK 74136-1020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) GRF Capital Investors, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which GRF Capital Investors, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) GRF Capital Investors, Inc. stated that GRF Capital Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. GRF Capital Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRF Capital Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr. CPA

Edward Richardson, Jr., CPA

This Page Intentionally Left Blank

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
GRF Capital Investors, Inc.
6506 S Lewis, Suite 160
Tulsa, OK 74136

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by GRF Capital Investors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating GRF Capital Investors, Inc., compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). GRF Capital Investors, Inc., management is responsible for GRF Capital Investors, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amounts of $860.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, GRF Capital Investors, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 10, 2017